UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On August 9, 2018, Allot Communications Ltd. issued a press release announcing that Allot, McAfee and Telefonica Join Forces to Deliver a Pioneering Cybersecurity Solution for SMBs.

A copy of the press release entitled “Allot, McAfee and Telefonica Join Forces to Deliver a Pioneering Cybersecurity Solution for SMBs” is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd. By: /s/ Daniella Naveh Daniella Naveh Deputy General Counsel

August 9, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Allot, McAfee and Telefonica Join Forces to Deliver a Pioneering Cybersecurity Solution for SMBs